SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 Schedule 14D-9
                                 (Rule 14d-101)
                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the

                         Securities Exchange Act of 1934



                           Engineering Animation, Inc.
                            (Name of Subject Company)

                           Engineering Animation, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    292872108
                      (CUSIP Number of Class of Securities)

                                Matthew M. Rizai
                             Chief Executive Officer

                              2321 North Loop Drive
                                Ames, Iowa 50010
                            Telephone: (515) 296-9908
                  (Name, address and telephone number of person
                        authorized to receive notice and
                  communications on behalf of the person filing
                                   statement)

                                 With copies to:

Jamie A. Wade, Esq.                          George C. McKann, Esq.
Engineering Animation, Inc.                  Gardner, Carton & Douglas
2321 North Loop Drive                        321 North Clark Street, Suite 2900
Ames, Iowa 50010                             Chicago, Illinois 60610
Telephone: (515) 296-6942                    Telephone: (312) 245-8417


      /x/   Check the box if the filing  relates
            solely to preliminary communications
            made  before the  commencement  of a
            tender offer.